Exhibit No. 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Mohawk Industries, Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-87998) on Form S-8 for the Mohawk Carpet Corporation Retirement Savings Plan of Mohawk Industries, Inc. of our report dated April 28, 2004, with respect to the statements of net assets available for plan benefits of the Mohawk Carpet Corporation Retirement Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended and related supplemental schedule, which report appears in the December 31, 2003 Annual Report on Form 11-K of the Mohawk Carpet Corporation Retirement Savings Plan.

                                                                                                                                    /s/: KPMG LLP

Atlanta, Georgia
June 23, 2004